SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.

CNPJ/MF registration no. 02.558.124/0001-12
NIRE registration no. 3330026237-7

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND VENUE: September 3rd, 2003 at 9:00 a.m., at the Company’s headquarters, Rua Regente Feijó 166/1687-B, Downtown, City and State of Rio de Janeiro.

ATTENDANCE: the Majority of Directors.

AGENDA AND DELIBERATIONS: 1) Officer Withdrawal. A request was submitted by Mr. Pedro Antonio Batista Martins, who withdrew from his function, Director with no specific designation. Such request being adopted and homologated, thanking votes were uttered in praise of the withdrawing Officer for the dedication he showed along the performance of his duties. 2) Election of Director with no specific designation: Ms. Claudia Silva Araujo de AzerÊdo Santos, Brazilian, divorced, lawyer, bearer of ID card no. 04441182-5 issued by IFP/RJ, enrolled in CPF/MF under no. 667.431.767-53, resident and domiciled in the City and State of Rio de Janeiro at Av. President Vargas n°. 1.012, 15th floor, was unanimously elected by the attending Directors for the function of Corporate Director with no specific designation. The Director thereby elected shall take over in the legal period, and remain in her function until the Regular Ordinary Meeting is held in 2004, on which date she shall submit to the company her due Statements of Non-impediment complying with article 147, paragraphs 1 and 2, of Act no. 6,404/76.

Nothing else remaining to be dealt with, the present minutes were filed and executed by the Directors who attended the meeting.

Rio de Janeiro, September 3rd, 2003.

Signatures: Daniel Eldon Crawford – President
Dílio Sergio Penedo
Edson Soffiatti
Jorge Luis Rodriguez
Joaquim de Sousa Correia
Antônio Carlos Tettamanzy
Simone Paulino de Barros - General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.